Exhibit 99.1
Olink reports fourth quarter and full year 2023 financial results

UPPSALA, Sweden, March 25, 2024 (GLOBE NEWSWIRE) -- Olink Holding AB (publ) (“Olink”) (Nasdaq: OLK) today announced its unaudited financial results for the fourth quarter ended December 31, 2023.

Highlights
•Fourth quarter 2023 revenue totaled $68.6 million, representing year over year growth of 18% on a reported basis and 17% on a constant currency adjusted like-for-like basis
•Full year revenue 2023 revenue totaled $169.6 million, achieving year over year growth of 21% on a reported basis and 21% on a constant currency adjusted like-for-like basis
•Total Explore customer installations reached 107, with 20 installations during the fourth quarter
•Total Signature Q100 placements reached 186, with 33 placements during the fourth quarter
•Explore revenue of $50.6 million accounted for 74% of total fourth quarter revenue, with Explore Kit revenue totaling $30.8 million, or 61% of total Explore revenues
•Fourth quarter kits revenue and analysis services revenue represented 58% and 34% of total revenue, respectively
•Fourth quarter 2023 net loss was $(7.6) million, with adjusted EBITDA of $13.3 million; compared to fourth quarter 2022 net profit of $5.4 million and adjusted EBITDA of $14.9 million
•Exited fourth quarter 2023 with a cash balance of $121 million.

On March 20, 2024, Thermo Fisher Scientific received clearance from the Swedish Inspectorate of Strategic Products with respect to the proposed transaction. The parties continue to work cooperatively with the applicable regulators and continue to expect the offer to be completed by mid-2024.

Fourth quarter and full year financial results
Total revenue for the fourth quarter of 2023 was $68.6 million, as compared to $57.9 million for the fourth quarter of 2022, growing 18% year over year and driven primarily by strength in our kit business. Reported full year 2023 revenue grew 21% to $169.6 million, as compared to $139.8 million million for 2022.

Fourth quarter 2023 kits revenue of $39.7 million represented 58% of our total revenue, compared to 53% for the fourth quarter of 2022; and grew 30% year over year as a result of continued Explore and Target revenue growth in combination with the launch of Explore HT. Full year 2023 kits revenue grew 59%, totaling $87.5 million, versus $55.1 million during 2022.

Analysis services revenue for the fourth quarter of 2023 was $23.2 million, as compared to $23.4 million for the fourth quarter of 2022. Full year 2023 analysis service revenue totaled $66.0 million, versus $73.0 million for 2022, representing (10%) decrease. The decrease in revenue compared to prior year follows the externalization strategy to sales of Kits.

Other revenue was $5.7 million for the fourth quarter of 2023, as compared to $3.9 million for the fourth quarter of 2022. Other revenue growth was driven by Signature Q100 placements and other hardware revenue. Full year 2023 other revenue totaled $16.1 million, versus $11.7 million for 2022.

By geography, revenue during the fourth quarter of 2023 was $33.3 million in America, $27.6 million in EMEA (including Sweden), and $7.6 million in China and RoW (including Japan). By geography, revenue during the full year 2023 was $78.8 million in America, $69.1 million in EMEA (including Sweden), and $21.7 million in China and RoW (including Japan).

Reported gross profit was $48.7 million in the fourth quarter of 2023, as compared to $43.1 million in the fourth quarter of 2022. Full year 2023 gross profit totaled $114.5 million, versus 94.5 million for 2022. Adjusted gross profit was $49.8 million in the fourth quarter of 2023, as compared to $44.0 million in the fourth quarter of 2022. Full year 2023 adjusted gross profit totaled $118.3 million, versus $97.9 million for 2022

Exhibit 99.1
Reported gross profit margin for kits was 84% for the fourth quarter of 2023, as compared to 87% for the fourth quarter of 2022. Adjusted gross profit margin for kits was 85% for the fourth quarter of 2023, as compared to 88% for the fourth quarter of 2022. Full year 2023 adjusted gross profit margin for kits was 84%, versus 88% for 2022; and full year 2023 reported gross profit margin for kits was 83%, versus 87% for 2022.

Reported gross profit margin for analysis services was 59% as compared to 64% in the fourth quarter of 2022. Adjusted gross profit margin for analysis services was 62% for the fourth quarter of 2023, as compared to 67% in the fourth quarter of 2022. Full year 2023 adjusted gross profit margin for analysis services was 61%, versus 60% for 2022; and full year 2023 reported gross profit margin for analysis services was 57%, versus 56% for 2022.

Reported and adjusted gross profit margin for All other segments was 27% for the fourth quarter of 2023, as compared to 41% for the fourth quarter of 2022. Full year 2023 adjusted and reported gross profit margin for All other segment was 25%, versus 45% for 2022.

Total operating expenses for the fourth quarter of 2023 were $55.0 million, as compared to $34.9 million for the fourth quarter of 2022. The increase was largely due to continued investments in the business, and expenses related to the proposed acquisition of Olink by Thermo Fisher. Full year 2023 total operating expenses were $164.7 million, as compared to $125.1 million for 2022. The increase in full year 2023 was largely due to continued investment in Olink's commercial organization and research and development. The increase is also related to the overall growth of the business and expenses related to the proposed acquisition .

Net loss was $(7.6) million for the fourth quarter of 2023 and adjusted EBITDA was $13.3 million, as compared to a net income of $5.4 million and adjusted EBITDA of $14.9 million for the fourth quarter of 2022. Full year 2023 net loss was $(31.6) million and adjusted EBITDA was $(5.8) million, versus a net loss of $(12.9) million and adjusted EBITDA of $(3.9) million for 2022.

Net loss per share for the fourth quarter of 2023 was $(0.06) based on a weighted average number of outstanding shares of 124,342,715 as compared to a net profit per share of $0.05 in the fourth quarter of 2022 based on a weighted average number of outstanding shares of 119,943,003. Full year 2023 net loss per share totaled $(0.25), versus $(0.11) per share in 2022.

Webcast and conference call
Due to the pending acquisition of Olink by Thermo Fisher Scientific Inc., Olink will not be hosting a conference call.

Statement regarding use of non IFRS financial measures
We present certain non-IFRS financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that the use of these non-IFRS measures facilitates investors’ assessment of our operating performance. We caution readers that amounts presented in accordance with our definitions of adjusted EBITDA, adjusted gross profit, adjusted gross profit margin, adjusted gross profit margin by segment, and constant currency revenue growth, may not be the same as similar measures used by other companies. Not all companies and Wall Street analysts calculate the non-IFRS measures we use in the same manner. We compensate for these limitations by reconciling each of these non-IFRS measures to the nearest IFRS performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

We are not able to forecast constant currency revenue on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting foreign currency exchange rates and, as a result, are unable to provide a reconciliation to forecasted constant currency revenue.

Investor contact
David Deuchler, CFA

Exhibit 99.1
Gilmartin Group
olink@gilmartinir.com

Media contact
Michael B. Gonzales
VP Global Marketing
Mobile: +1 415 308 6467
michael.gonzales@olink.com

Forward-looking statements
This press release contains express or implied “forward-looking statements” as defined under the Private Securities Litigation Reform Act of 1995 that are based on management’s beliefs and assumptions and on information currently available to management. All statements contained in this release other than statements of historical fact are forward-looking statements, including statements regarding the proposed acquisition of Olink by Thermo Fisher (the “Proposed Acquisition”), our Explore externalizations, our ability to develop, commercialize and achieve market acceptance of our current and planned products and services, our research and development efforts, and other matters regarding our business strategies, use of capital, results of operations and financial position, and plans and objectives for future operations. Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the COVID-19 pandemic, the need to develop new products and adapt to significant technological change; implementation of strategies for improving growth; general economic conditions and related uncertainties; dependence on customers’ capital spending policies and government funding policies; the effect of economic and political conditions and exchange rate fluctuations on international operations; use and protection of intellectual property; the effect of changes in governmental regulations; any natural disaster, public health crisis or other catastrophic event; and the effect of laws and regulations governing government contracts; the ability of the parties to satisfy the closing conditions of the Proposed Acquisition on a timely basis, if at all; the possibility of regulatory approvals required for the Proposed Acquisition not being timely obtained, if obtained at all, or being obtained subject to conditions; uncertainties as to how many of Olink’s shareholders will tender their shares in the offer; the possibility that competing offers will be made; the occurrence of events that may give rise to a right of one or both of Thermo Fisher and Olink to terminate the Purchase Agreement; negative effects of the announcement of the Proposed Acquisition on the market price of Olink’s common stock; prior to the completion of the Proposed Acquisition, Olink’s business experiencing disruptions due to uncertainty or other factors related to the Proposed Acquisition making it more difficult to maintain relationships with employees, customers, licensees, other business partners or governmental entities; difficulty retaining key employees; the outcome of any legal proceedings related to the Proposed Acquisition; and the parties being unable to successfully implement integration strategies or to achieve expected synergies and operating efficiencies within the expected timeframe for completing the Proposed Acquisition, or at all. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “seek,” “plan,” “outlook,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “currently,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. These risks, uncertainties and other factors are described under the caption "Risk Factors" in our Form 20-F for the fiscal year ended December 31, 2023 (Commission file number 001-40277) and elsewhere in the documents we file or furnish with the Securities and Exchange Commission from time to time. We caution you that forward-looking statements are based on a combination of facts and factors currently known by us and our projections for the future, about which we cannot be certain. As a result, the forward-looking statements may not prove to be accurate. The forward-looking statements in this press release represent our views as of the date hereof. We undertake no obligation to update any forward-looking statements for any reason, except as required by law.

About Olink

Exhibit 99.1
Olink Holding AB (Nasdaq: OLK) is a company dedicated to accelerating proteomics together with the scientific community, across multiple disease areas to enable new discoveries and improve the lives of patients. Olink provides a platform of products and services which are deployed across major biopharmaceutical companies and leading clinical and academic institutions to deepen the understanding of real-time human biology and drive 21st century healthcare through actionable and impactful science. The Company was founded in 2016 and is well established across Europe, North America, and Asia. Olink is headquartered in Uppsala, Sweden.

Exhibit 99.1
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

	Three months ended December 31		Twelve months ended December 31

Amounts in thousands of U.S. Dollars unless otherwise stated	2023	2022	2023	2022
Revenue	68,553	57,885	169,597	139,848
Cost of revenue	(19,883)	(14,760)	(55,136)	(45,349)
Gross profit	48,670	43,125	114,461	94,499
Selling expenses	(15,593)	(13,379)	(54,479)	(44,673)
Administrative expenses	(27,761)	(13,882)	(75,648)	(54,274)
Research and development expenses	(11,482)	(6,584)	(34,183)	(26,345)
Other operating income	1,079	1	2,243	4,464
Other operating expense	(1,242)	(1,103)	(2,670)	(4,273)
Operating (loss)/income	(6,329)	8,178	(50,276)	(30,602)
Interest income	1,377	1,119	6,514	1,159
Interest expense	(319)	(124)	(858)	(531)
Foreign exchange, net	(4,454)	(2,847)	4,137	14,059
Other finance income	—	508	578	508
(Loss)/income before tax	(9,725)	6,834	(39,905)	(15,407)
Income tax benefit/(expense)	2,175	(1,404)	8,305	2,556
Net (loss)/income for the period (Attributable to shareholders of the Parent)	(7,550)	5,430	(31,600)	(12,851)
Other comprehensive (loss)/income:
Items that may be reclassified to profit or loss:
Exchange differences from translation of foreign operations	34,569	23,772	16,293	(60,289)
Other comprehensive (loss)/income for the period, net of tax	34,569	23,772	16,293	(60,289)
Total comprehensive (loss)/income for the period, net of tax	27,019	29,202	(15,307)	(73,140)
Total comprehensive (loss)/income for the period (Attributable to shareholders of the Parent)	27,019	29,202	(15,307)	(73,140)
Basic and diluted (loss)/earnings per share	(0.06)	0.05	(0.25)	(0.11)

Exhibit 99.1
INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

Amounts in thousands of U.S. Dollars	December 31, 2023	December 31, 2022
ASSETS
Non-current assets
Goodwill and Intangible assets	258,681	257,480
Property, plant and equipment	30,039	15,056
Right-of-use asset	26,987	9,891
Deferred tax assets	21,285	10,846
Other long-term receivables	1,794	571
Total non-current assets	338,786	293,844
Current assets
Inventories	66,436	44,246
Trade receivables	62,795	52,743
Other receivables	3,443	2,562
Prepaid expenses and accrued income	9,835	7,786
Cash at bank and in hand	120,957	75,109
Total current assets	263,466	182,446
TOTAL ASSETS	602,252	476,290
EQUITY
Share capital	32,221	30,988
Other contributed capital	620,219	514,133
Reserves/(Deficit)	(42,294)	(58,588)
Accumulated Deficit	(107,448)	(75,848)
Total equity attributable to shareholders of the Parent	502,698	410,685
LIABILITIES
Non-current liabilities
Lease liabilities	22,765	7,322
Deferred tax liabilities	21,302	22,196
Total non-current liabilities	44,067	29,518
Current liabilities
Interest-bearing loans and borrowings	4,024	2,113
Accounts payable	18,758	6,885
Current tax liabilities	1,320	1,389
Other current liabilities	31,385	25,700
Total current liabilities	55,487	36,086
Total liabilities	99,554	65,605
TOTAL EQUITY AND LIABILITIES	602,252	476,290

Exhibit 99.1
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	Twelve months ended December 31
Amounts in thousands of U.S. Dollars	2023	2022
Operating activities
Loss before tax	(39,905)	(15,407)
Adjustments reconciling loss before tax to operating cash flows:
Depreciation and amortization	19,000	17,326
Net finance income	(10,371)	(15,164)
Loss on sale of assets	159	465
Share-based compensation expense	11,060	7,907
Other	(515)	233
Changes in working capital:
(Increase) in inventories	(19,569)	(18,934)
(Increase) in accounts receivable	(7,791)	(13,867)
(Increase) in other current receivables	(3,126)	(1,950)
(Decrease)/Increase in trade payables	11,759	(751)
Increase in other current liabilities	4,745	7,643
Interest received	6,388	1,159
Interest paid	(858)	(531)
Other finance income	578	508
Tax paid/received	(1,538)	1,297
Cash flow used in operating activities	(29,984)	(30,066)
Investing activities
Purchase of intangible assets	(2,268)	(1,378)
Purchase of property, plant and equipment	(18,991)	(7,173)
Proceeds from sale of property, plant and equipment	10	—
Investments in other non-current financial assets	(1,376)	(162)
Repayment of other non-current financial assets	191	—
Cash flow used in investing activities	(22,434)	(8,713)
Financing activities
Proceeds from issue of share capital	100,260	24
Share issue costs	(5,081)	—
Payment of principal portion of lease liability	(2,683)	(2,908)
Cash flow from/(used in) financing activities	92,496	(2,884)
Net cash flow during the period	40,078	(41,663)
Cash at bank and in hand at the beginning of the period	75,109	118,096
Net foreign exchange difference	5,770	(1,324)
Cash at bank and in hand at the end of the period	120,957	75,109

Exhibit 99.1
Reconciliations of adjusted gross profit to gross profit, the most directly comparable IFRS measure, by segment (unaudited):

	Three months ended December 31		Twelve months ended December 31
Amounts in thousands of U.S. Dollars unless otherwise stated	2023	2022	2023	2022
Kit
Revenue	39,652	30,555	87,493	55,091
Cost of revenue	(6,258)	(4,011)	(14,946)	(7,131)
Gross profit	33,394	26,544	72,547	47,960
Gross profit margin	84.2%	86.9%	82.9%	87.1%
Less:
Depreciation charges	283	157	887	569
Share-based compensation expenses	81	57	275	176
Adjusted Gross Profit	33,758	26,758	73,709	48,705
Adjusted Gross Profit %	85.1%	87.6%	84.2%	88.4%

Service
Revenue	23,206	23,389	66,048	73,012
Cost of revenue	(9,459)	(8,407)	(28,191)	(31,776)
Gross profit	13,747	14,982	37,857	41,236
Gross profit margin	59.2%	64.1%	57.3%	56.5%
Less:
Depreciation charges	621	563	2,343	2,448
Share-based compensation expenses	108	105	371	220
Adjusted Gross Profit	14,476	15,650	40,571	43,904
Adjusted Gross Profit %	62.4%	66.9%	61.4%	60.1%

All other segments
Revenue	5,695	3,940	16,056	11,745
Cost of revenue	(4,166)	(2,342)	(11,999)	(6,442)
Gross profit	1,529	1,598	4,057	5,303
Gross profit margin	26.8%	40.6%	25.3%	45.2%
Less:
Depreciation charges	—	—	—	—
Share-based compensation expenses	—	—	—	—
Adjusted Gross Profit	1,529	1,598	4,057	5,303
Adjusted Gross Profit %	26.8%	40.6%	25.3%	45.2%

Exhibit 99.1
Reconciliation of constant currency revenue growth to revenue growth as reported under IFRS, the most directly comparable IFRS measure (unaudited):

We use the non-IFRS measure of constant currency growth, which we define as our total revenue growth from one fiscal year to the next on a constant currency exchange rate basis. We measure our constant currency revenue growth by applying the current fiscal period’s average exchange rate to the prior year fiscal period.

	Three months ended December 31		Twelve months ended December 31
Amounts in thousands of U.S. Dollars, unless otherwise stated	2023	2022	2023	2022
Revenue	68,553	57,885	169,597	139,848
Revenue growth (IFRS)	18%	33%	21%	47%
Foreign exchange impact	1%	(4%)	—%	(6)%
Constant currency revenue growth	17%	37%	21%	53%

Reconciliation of consolidated adjusted gross profit to gross profit, the most directly comparable IFRS measure (unaudited):

	Three months ended December 31		Twelve months ended December 31
Amounts in thousands of U.S. Dollars, unless otherwise stated	2023	2022	2023	2022
Revenue	68,553	57,885	169,597	139,848
Cost of revenue	(19,883)	(14,760)	(55,136)	(45,349)
Gross Profit	48,670	43,125	114,461	94,499
Gross Profit %	71.0%	74.5%	67.5%	67.6%
Less:
Depreciation charges	904	720	3,230	3,017
Share-based compensation expenses	189	162	646	396
Adjusted Gross Profit	49,763	44,007	118,337	97,912
Adjusted Gross Profit %	72.6%	76.0%	69.8%	70.0%

Reconciliation of adjusted EBITDA to operating loss, the most directly comparable IFRS measure (unaudited):

	Three months ended December 31		Twelve months ended December 31

Amounts in thousands of U.S. Dollars	2023	2022	2023	2022
Operating income/(loss)	(6,329)	8,178	(50,277)	(30,602)
Add:
Amortization	2,785	2,682	11,029	11,212
Depreciation	2,344	1,610	7,971	6,114
EBITDA	(1,200)	12,470	(31,277)	(13,276)
Management Adjustments	11,559	298	14,432	1,288
Share-based compensation expenses	2,918	2,084	11,060	8,047
Adjusted EBITDA	13,277	14,852	(5,785)	(3,941)